UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

824543102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 824543102	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON JB Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,577,908
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,577,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 1,577,908
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 824543102	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON Alan W. Weber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,000
	6.	SHARED VOTING POWER 1,577,908
	7.	SOLE DISPOSITIVE POWER 27,000
	8.	SHARED DISPOSITIVE POWER 1,577,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 1,604,908
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12.	TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 824543102	SCHEDULE 13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer.

Shiloh Industries, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

880 Steel Drive

Valley City, Ohio 44280

Item 2(a).	Name of Persons Filing:

This statement is filed by:

(1)	JB Capital Partners, L.P., a Delaware limited partnership; and

(2)	Alan W. Weber, a United States citizen.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5 Evans Place, Armonk, New York 10504

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

824543102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 824543102	SCHEDULE 13G	Page 5 of 9 Pages

Item 4.	Ownership:

(i)	JB Capital Partners, L.P.(1)

(a)	Amount beneficially owned: 1,577,908 shares
(b)	Percent of class: 6.5%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares
(ii)	Shared power to vote or to direct the vote: 1,577,908 shares
(iii)	Sole power to dispose or to direct the disposition of: 0 shares
(iv)	Shared power to dispose or to direct the disposition of: 1,577,908 shares

(ii)	Alan W. Weber(1)

(a)	Amount beneficially owned: 1,604,908 shares
(b)	Percent of class: 6.6%*
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 27,000 shares
(ii)	Shared power to vote or to direct the vote: 1,577,908 shares
(iii)	Sole power to dispose or to direct the disposition of: 27,000 shares
(iv)	Shared power to dispose or to direct the disposition of: 1,577,908 shares

* Based on an aggregate of 24,191,338 shares of Common Stock, par value $0.01 per share, outstanding as of December 17, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-K, for fiscal year ended December 31, 2019.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein. Each of the Reporting Persons disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Rule 13d-5(b)(1) under the Exchange Act with any other Reporting Person or other person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 824543102	SCHEDULE 13G	Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2 and Note (1) in Item 4.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Note (1) in Item 4.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 824543102	SCHEDULE 13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

JB CAPITAL PARTNERS, L.P.

By:	/s/ Alan W. Weber
Name: Alan W. Weber
Title: General Partner

/s/ Alan W. Weber
Alan W. Weber

CUSIP No. 824543102	SCHEDULE 13G	Page 8 of 9 Pages

INDEX EXHIBIT

Exhibit Number	Exhibit Description	Page

1	Joint Filing Agreement	Previously Filed
2	Restated Joint Filing Agreement	9

CUSIP No. 824543102	SCHEDULE 13G	Page 9 of 9 Pages

Exhibit 2

RESTATED JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Statement on Schedule 13G Amendment No. 1 filed herewith, and any amendments thereto, relating to the Common Stock, par value $0.01 per share, of Shiloh Industries, Inc., with the Securities and Exchange Commission pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: February 13, 2020

JB CAPITAL PARTNERS, L.P.

By:	/s/ Alan W. Weber
Name: Alan W. Weber
Title: General Partner

/s/ Alan W. Weber
Alan W. Weber